UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 12b-25
Notification of Late Filing

PART I REGISTRANT INFORMATION
Name of Registrant:
Harrison Global Holdings, Inc.
Trading Symbol:
BLMZ
Commission File Number: 001-42186

Address of Principal Executive Offices:
[As on file]

PART II  RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief under Rule 12b-25(b), please state the reasons.
Narrative Explanation (Recommended Text):
The Registrant has been unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the audit of the Registrant consolidated financial statements and related disclosures.
The Registrant is continuing to work diligently with its independent auditors to complete the audit process and expects to file the Form 20-F within the fifteen (15) calendar-day extension period provided under Rule 12b-25.

If the subject report is an annual or transition report, indicate whether the registrant anticipates any significant change in results of operations from the corresponding period of the prior fiscal year.
 No significant change
 Yes (If yes, attach explanation)
(Recommended to check No significant change unless auditors have advised otherwise.)

The registrant states that the Form 20-F will be filed within the fifteen
 (15) calendar-day extension period.

PART III  SIGNATURE
Registrant:
Harrison Global Holdings, Inc.


By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Jan 30, 2026